FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Notice regarding change in Compliance Officer and Company Secretary

Item 1

Mr. Jyotin Mehta, General Manager & Company Secretary has resigned from the services of ICICI Bank Limited and has ceased to be the Compliance Officer effective November 29, 2007. Further, Mr. Sandeep Batra, Group Compliance Officer has been appointed as the Company Secretary of ICICI Bank Limited effective November 29, 2007. He will be the Compliance Officer of ICICI Bank Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited
Date: December 6, 2007	By:	/s/ Nilesh Trivedi
		Name:	Nilesh Trivedi
		Title:	Assistant Company Secretary